Filed Pursuant to Rule 424(b)(5)

Registration No. 333-275608

SUPPLEMENT NO. 1 TO

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 27, 2023)

This Supplement No. 1 to the Prospectus Supplement (this “Supplement No. 1”) supplements and amends the Prospectus Supplement dated May 27, 2025 (the “Prospectus Supplement”), in each case relating to the offer and sale from time to time of shares of our common stock through WallachBeth Capital LLC acting as sales agent in “at-the-market” offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the At-the-Market Issuance Sales Agreement, dated May 22, 2025 that we entered with WallachBeth.

This Supplement No. 1 should be read in conjunction with the Prospectus Supplement and the Prospectus dated November 27, 2023 (the “Prospectus”). This Supplement No. 1 is qualified by reference to the Prospectus Supplement, except to the extent that the information presented herein supersedes the information contained in the Prospectus Supplement.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates is approximately $17,707,550, which is calculated based on 1,159,630 shares of our outstanding common stock held by non-affiliates and a price of $15.27 per share, the closing price of our common stock on September 4, 2026, which is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days of this prospectus supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares of our common stock pursuant to this prospectus supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the prior twelve-calendar-month period that ends on and includes the date hereof, we have offered and sold $1,800,000 of shares of our common stock pursuant to General Instruction I.B.6 to Form S-3.

We are filing this Supplement No. 1 to update and amend the Prospectus Supplement to reduce the dollar amount of common shares we may sell in this offering to zero. From and after the date of this prospectus supplement, we may not offer and sell any shares of common stock under the At-the-Market Issuance Sales Agreement. We may file a further supplement to this prospectus supplement to increase the dollar amount of shares of our common stock available for sale under the At-the-Market Issuance Sales Agreement in the event that our capacity to sell shares pursuant to General Instruction I.B.6 of Form S-3 increases.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BIAF.” On October 8, 2026, the last reported sale price of our common stock on the Nasdaq Capital Market was $5.64 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-4 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

WallachBeth Capital LLC

The date of this prospectus supplement is October 8, 2026